[Adopted in Release No. 34-20784, March 22, 1984, effective March 30, 1984,
   49 F.R. 12688.]

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
             Section 12(g) of the Securities Exchange Act of 1934 or
        Suspension    of Duty to File Reports Under Sections 13 and 15(d) of the
                      Securities Exchange Act of 1934.

                        Commission File Number: 000-24918

            INTEL NETWORK SYSTEMS, INC. (formerly Shiva Corporation)*
             (Exact name of registrant as specified in its charter)

          28  Crosby  Drive,   Bedford,   Massachusetts  01730,  (781)  687-1000
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          COMMON STOCK, $.01 PAR VALUE
          SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
            (Title of each class of securities covered by this Form)

                                      NONE
         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)      [X]        Rule 12h-3(b)(1)(ii)     [   ]
         Rule 12g-4(a)(1)(ii)     [   ]      Rule 12h-3(b)(2)(i)      [   ]
         Rule 12g-4(a)(2)(i)      [   ]      Rule 12h-3(b)(2)(ii)     [   ]
         Rule 12g-4(a)(2)(ii)     [   ]      Rule 15d-6               [   ]
         Rule 12h-3(b)(1)(i)      [   ]

Approximate number of holders of record as of the certification or notice date: ONE

Pursuant to the requirements of the Securities Exchange Act of 1934, Shiva Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                               Date: March 3, 1999
                               By:  /s/ Cary I. Klafter
                                    Cary I. Klafter
                                    President
                                    Intel Network Systems, Inc.

* As of February 27, 1999, a wholly owned subsidiary of Intel Corporation merged with and into Shiva Corporation and Shiva Corporation became a wholly owned subsidiary of Intel Corporation. In connection with the merger, Shiva Corporation changed its name to "Intel Shiva Corp.," which subsequently changed its name to Intel Network Systems, Inc.